UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EnergyConnect Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

292748100

(Cusip Number)

Andrew S. Craig, 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97503

(503) 419-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292748100

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
	Aequitas Management, LLC	41-2224801

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	41,153,036
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	41,153,036
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	41,153,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):	43%

14.	Type of Reporting Person (See Instructions):
	OO

CUSIP No. 292748100

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
	Aequitas Capital Management, Inc.	93-1125780

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	920,713
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	920,713
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	920,713

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):	0.01%

14.	Type of Reporting Person (See Instructions):
	CO

CUSIP No. 292748100

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
	JMW Group, LLC	02-0675908

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	1,089,138
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	1,089,138
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,089,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):	0.01%

14.	Type of Reporting Person (See Instructions):
	OO

CUSIP No. 292748100

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
	Aequitas Commercial Finance, LLC	02-0675916

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	39,143,185
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	39,143,185
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	39,143,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):	41%

14.	Type of Reporting Person (See Instructions):
	OO

CUSIP No. 292748100

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
	Christenson Group LLC	73-167950

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	0
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	0
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):	0%

14.	Type of Reporting Person (See Instructions):
	OO

CUSIP No. 292748100

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
	Energy Fund II, LLC	68-0611670

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	0

Number of	8.	Shared Voting Power:	0
Shares
Beneficially	9.	Sole Dispositive Power:	0
Owned by
Each
Reporting	10.	Shared Dispositive Power:	0
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):	0%

14.	Type of Reporting Person (See Instructions):
	OO

CUSIP No. 292748100

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
	CEAC, Inc.	93-1289971

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
Oregon

	7.	Sole Voting Power:	4,328,017

Number of	8.	Shared Voting Power:	0
Shares
Beneficially	9.	Sole Dispositive Power:	4,328,017
Owned by
Each
Reporting	10.	Shared Dispositive Power:	0
Person With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,328,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):	4.5%

14.	Type of Reporting Person (See Instructions):
	CO

Explanatory Note: This Schedule 13D/A amends and combines each of the Schedule 13Ds filed by JMW Capital Partners, Inc. (now Aequitas Capital Management, Inc.) and Christenson Group LLC and the Schedule 13D/A filed by Aequitas Capital Management, Inc.

Item 1.	Security and Issuer
Issuer:	EnergyConnect Group, Inc. (“Company”)
5335 SW Meadows Road
Lake Oswego, Oregon 97035

Title of Security:	Common Stock (“Shares”)
Item 2.	Identity and Background

This Schedule 13D/A is filed jointly by each of the persons listed below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

The persons listed below are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D/A as Exhibit 1, which is incorporated by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement will not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D/A held by any other person.

The following are Reporting Persons:

1.     Aequitas Management, LLC

(a)	Name: Aequitas Management, LLC, an Oregon limited liability company (“AML”)

(b)	Principal Office: 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035

(c)	Present Principal Business: Holding company

(d)	Criminal Conviction: None

(e)	Civil Securities Violation: None

2.     Aequitas Capital Management, Inc.

(a)	Name: Aequitas Capital Management, Inc. (formerly JMW Capital Partners, Inc.), an Oregon corporation (“ACM”)

(b)	Principal Office: 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035

(c)	Present Principal Business: Business consulting and investment banking and advisory services

(d)	Criminal Conviction: None

(e)	Civil Securities Violation: None

3.     JMW Group, LLC

(a)	Name: JMW Group, LLC, an Oregon limited liability company (“JMW”)

(b)	Principal Office: 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035

(c)	Present Principal Business: Investment partnership and holding company

(d)	Criminal Conviction: None

(e)	Civil Securities Violation: None

4.     Aequitas Commercial Finance, LLC (formerly Destination Capital, LLC) (“ACF”)

(a)	Name: Aequitas Commercial Finance, LLC, an Oregon limited liability company

(b)	Principal Office: 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035

(c)	Present Principal Business: Specialty finance company

(d)	Criminal Conviction: None

(e)	Civil Securities Violation: None

5.      Christenson Group LLC

(a)	Name: Christenson Group LLC, an Oregon limited liability company ("Christenson")

(b)	Principal Office: 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035

(c)	Present Principal Business: Dissolved pursuant to Articles of Dissolution filed with the Oregon Secretary of State on April 16, 2007

(d)	Criminal Conviction: None

(e)	Civil Securities Violation: None

6.     Energy Fund II, LLC (“EFII”)

(a)	Name: Energy Fund II, LLC, an Oregon limited liability company

(b)	Principal Office: 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035

(c)	Present Principal Business: Dissolved pursuant to Articles of Dissolution filed with the Oregon Secretary of State on January 19, 2007

(d)	Criminal Conviction: None

(e)	Civil Securities Violation: None

7.     CEAC, Inc. (“CEAC”)

(a)	Name: CEAC, Inc., an Oregon corporation

(b)	Principal Office: 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035

(c)	Present Principal Business: Securities holding company

(d)	Criminal Conviction: None

(e)	Civil Securities Violation: None

Instruction C Information:

AML controls each of the other Reporting Persons through its direct and indirect equity ownership in or management control of each Reporting Person. ACM is the manager of JMW and ACF and was the manager of Christenson and EFII prior to their respective dissolutions. All investment and voting decisions with respect to the Company’s securities owned by the Reporting Persons are made by the public company investment committee of ACM. The following information is provided with respect to the executive officers, directors, and public company investment committee members of ACM.

Aequitas Capital Management, Inc.

Name:	Residence or business address:	Principal occupation or employment:
Robert J. Jesenik	5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035	Director, Chairman of the Board, Chief Executive Officer, President
Brian A. Oliver	5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035	Director, Executive Vice President
Andrew N. MacRitchie	5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035	Director, Executive Vice President, public company investment committee member
Thomas A. Sidley	5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035	Vice President
Anthony J. Buda	5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035	Managing Director (Capital Markets)
Patricia J. Brown	5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035	Senior Vice President (Finance), public company investment committee member
Michael S. Fawcett	5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035	public company investment committee member
Andrew S. Craig	5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035	Secretary

Except for Mr. MacRitchie, each person listed above is a citizen of the United States. Mr. MacRitchie is a citizen of the United Kingdom. During the last five years, to the best knowledge of the Reporting Persons, the persons listed above have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have purchased or acquired shares of the Company as follows:

•

Effective February 10, 2006, ACF transferred warrants to purchase 133,487 and 56,801 common shares of the Company at an exercise price of $0.38 to Brian Christopher and Kevin Robertson, respectively, in connection with redeeming each of Mr. Christopher's and Mr. Robertson's membership interests in Christenson pursuant to Note Payment and Membership Interest Sale Agreements dated August 1, 2004 and attached to this Schedule 13D/A as exhibits (Exhibits 3 and 4). A form of Assignment evidencing these transfers is attached to this Schedule 13D/A as an exhibit (Exhibit 5).

•	Effective April 4, 2006, JMW distributed 1,206,108 common shares of the Company to its members pro-rata as follows:

Member	Common Shares
Robert J. Jesenik	447,189
Brian A. Oliver	204,519
Thomas A. Sidley	181,914
PatRick Investments, LLC	175,701
Rick Terrell	175,701
Stanley W. Smith	21,084
Total	1,206,108

A form of Mellon Investor Services Stock Power evidencing these distributions is attached as an exhibit to this Schedule 13D/A (Exhibit 6).

•

Effective June 14, 2006, each of EFII, Energy Fund III, LLC ("EFIII") and Energy Fund IV, LLC ("EFIV") distributed common shares of the Company and warrants to purchase common shares of the Company to certain of the Reporting Persons in connection with the dissolution of EFII, EFIII and EFIV.

EFII made the following distributions to other Reporting Persons:

Reporting Person	Registered Common Shares	Restricted Common Shares	Warrant Shares ($2.58 Exercise Price)
Christenson	90,679	160,334	115,396
JMW	1,414,716	2,501,420	1,800,329
ACM	356,360	840,592	604,996
Total	1,861,755	3,502,346	2,520,721

EFIII distributed to ACM 40,313 registered common shares of the Company, 33,501 restricted common shares of the Company, warrants to purchase 11,310 common shares of the Company at an exercise price of $0.90 and warrants to purchase 22,744 common shares of the Company at an exercise price of $2.58.

EFIV distributed to ACM 21,036 registered common shares of the Company, 8,579 restricted shares of the Company, warrants to purchase 8,580 common shares of the Company at an exercise price of $0.90, and warrants to purchase 5,137 common shares of the Company at an exercise price of $2.58.

A form of Assignment and a form of a Mellon Investor Services Stock Power evidencing these distributions are attached to this Schedule 13D/A as exhibits (Exhibits 5 and 6).

•	Effective June 23, 2006, JMW converted 400,000 Series 3 Preferred shares of the Company into 400,000 common shares of the Company pursuant to the Company's Eighth Restated Articles of Incorporation.

•	By broker sales made throughout July 2006, ACM sold an aggregate of 357,143 common shares of the Company as follows:

Date of Sale	No. of Common Shares Sold	Per Share Price
July 12, 2006	300	$2.77
July 13, 2006	1,000	$2.65
July 17, 2006	6,000	$2.51
July 20, 2006	13,500	$2.2863
July 28, 2006	336,343	$2.00

•

Effective August 31, 2006, JMW assigned its rights under a warrant to purchase 1,800,329 common shares of the Company at an exercise price of $2.58 (which represented all of the warrant shares that EFII distributed to JMW in connection with the dissolution of EFII) pro-rata to its members as follows:

Member	Warrant Shares
Robert J. Jesenik	593,157
Brian A. Oliver	325,871
Thomas A. Sidley	287,792
Patrick Investments, LLC	279,957
Rick Terrell	279,957
Stanley W. Smith	33,595
Total	1,800,329

A form of Assignment evidencing these distributions is attached to this Schedule 13D/A as an exhibit (Exhibit 5).

•

Effective August 31, 2006, Christenson transferred its rights under a warrant to purchase 115,396 common shares of the Company at an exercise price of $2.58 to Robert J. Jesenik and Pamela J. Robertson. Christenson transferred its rights to 114,565 of the warrant shares to Robert J. Jesenik and the remaining 831 warrant shares to Pamela J. Robertson. A form of Assignment evidencing these transfers is attached to this Schedule 13D/A as an exhibit (Exhibit 5).

•

Effective September 1, 2006, Christenson transferred 1,807 common shares of the Company to Pamela J. Robertson and JMW transferred 15,000 common shares of the Company to Ms. Robertson in connection with redeeming Ms. Robertson's interest in Christenson pursuant to a Membership Interest Sale Agreement dated March 1, 2006 and attached to this Schedule 13D/A as an exhibit (Exhibit 7). A form of a Mellon Investor Services Stock Power evidencing these transfers is attached to this Schedule 13D/A as an exhibit (Exhibit 6).

•	Effective September 6, 2006, JMW distributed all 3,916,136 common shares of the Company that it acquired in connection with the dissolution of EFII to its members as follows:

Member	No. of Shares
Robert J. Jesenik	1,444,676
Brian A. Oliver	667,811
Thomas A. Sidley	587,346
Patrick Investments, LLC	573,727
Rick Terrell	573,727
Stanley W. Smith	68,849
Total	3,916,136

Simultaneously with this distribution by JMW, Christenson distributed all 249,206 of its remaining common shares of the Company pro-rata to its members as follows:

Member	No. of Shares
Robert J. Jesenik	92,104
Brian A. Oliver	42,410
Thomas A. Sidley	37,453
Patrick Investments, LLC	36,434
Rick Terrell	36,434
Stanley W. Smith	4,371
Total	249,206

A form of a Mellon Investor Services Stock Power evidencing these transfers is attached to this Schedule 13D/A as an exhibit (Exhibit 6).

•

Effective September 8, 2006, ACM transferred 15,000 common shares of the Company to each of Kirsten A. Manning, David T. Pierce, Darren M. Olson and Michael D. Lichtenwalter, each of whom was an employee of ACM. Also on this date, ACM transferred 30,000 common shares of the Company to the University of Oregon Foundation. A form of a Mellon Investor Services Stock Power evidencing these transfers is attached to this Schedule 13D/A as an exhibit (Exhibit 6).

•	Effective September 26, 2006, 869,048 Series 2 Preferred shares owned by CEAC automatically converted into an equal number of common shares of the Company.

•

Effective October 25, 2006, to reduce intercompany debt, ACM transferred to ACF: (1) 1,210,381 common shares of the Company (which shares represented all of the remaining common shares of the Company that ACM received in connection with the dissolution of EFII), and (2) 119,050 Series 2 Preferred shares that ACM had previously received from EFII. A form of a Mellon Investor Services Stock Power evidencing the transfer of the common shares and a form of Stock Power evidencing the transfer of the Series 2 Preferred shares are attached to this Schedule 13D/A as exhibits (Exhibits 6 and 8). On November 15, 2006, the 119,050 Series 2 Preferred shares of the Company automatically converted into an equal number of common shares of the Company pursuant to the Company's Eighth Restated Articles of Incorporation.

•	Effective November 15, 2006, 3,333,333 Series 2 Preferred shares owned by CEAC automatically converted into an equal number of common shares of the Company.

•

Effective December 28, 2006, ACM received 13,793 common shares of the Company from EFII, 6,896 common shares of the Company from EFIII and 6,897 common shares of the Company from EFIV in final liquidation of the assets of each of the these entities. A form of a Mellon Investor Services Stock Power evidencing these distributions is attached to this Schedule 13D/A as exhibits (Exhibit 6).

•

Effective April 2, 2007, 68.320 Series 3 Preferred shares of the Company owned by ACM automatically converted into 68,320 common shares of the Company pursuant to the Company's Eighth Restated Articles of Incorporation. These common shares of the Company were previously pledged in favor of Roy Brand and Larry Huddleston pursuant to a Stock Pledge Agreement dated June 23, 2005 and attached to this Schedule 13D/A as an exhibit (Exhibit 9).

•	Effective April 2, 2007, 125.636 Series 3 Preferred shares of the Company owned by CEAC automatically converted into 125,636 common shares of the Company.

•	Effective October 29, 2007, JMW converted 1,200 Series 3 Preferred shares into 1,200,000 common shares of the Company pursuant to the Company's Eighth Restated Articles of Incorporation.

•	By broker sales made in November and December 2007, CEAC sold an aggregate of 2,000,000 common shares of the Company as follows:

Date of Sale	No. of Common Shares Sold	Per Share Price
November 28, 2007	225,000	$0.915
December 12, 2007	1,325,000	$0.79
December 18, 2007	450,000	$0.70

•

On January 3, 2008 and May 16, 2008, JMW transferred 275,000 and 347,000, respectively, common shares of the Company to ACF to reduce intercompany debt. A form of a Mellon Investor Services Stock Power evidencing these distributions is attached to this Schedule 13D/A as exhibits (Exhibit 6).

•

On February 26, 2009, the Company executed a Convertible Secured Promissory Note in favor of ACF in the original principal amount of $5,000,000 (the "Note"). The Note bears interest at the rate of 30% per annum and is convertible, as of the date of the Note, into a total of 36,791,754 common shares of the Company based on a conversion price of $.0906. The Note matures on January 1, 2011. A copy of the Note is attached to this Schedule 13D/A as an exhibit (Exhibit 10).

Item 4.	Purpose of the transaction

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time. Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of this Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer:
(a), (b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated by reference. The percentage amount set forth in Row 13 for all cover pages is calculated based upon 95,629,961 shares of common stock outstanding as of August 13, 2009 as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2009 and filed with the Securities and Exchange Commission on August 17, 2009.

See Item 3 for a description of which Reporting Persons have rights to acquire Shares.

(c)	See Item 3.
(d)	None.

(e)	The following Reporting Persons ceased to be the owner of >5% of the common Shares on or about the dates indicated:
Reporting Person	Date upon which Reporting Person ceased to be owner of >5% of the Shares
Aequitas Capital Management, Inc.	January 19, 2007
JMW Group, LLC	September 6, 2006
Christenson Group LLC	September 6, 2006
Energy Fund II, LLC	June 14, 2006
CEAC, Inc.	May 7, 2008

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

In addition to the agreement described below, see Item 3 for a description of contracts, arrangements, understandings or relationships.

•

Robert Jesenik, Thomas Sidley and Brian Oliver each agreed to be bound by Section 7.2 of an Agreement and Plan of Merger between Microfield Group, Inc. and Innovative Safety Technologies, LLC dated September 16, 2002 and filed as an exhibit to this Schedule 13D/A.

Item 7.	Material to be Filed as Exhibits
Exhibit Number:	Exhibit Description:

1.	Joint Filing Agreement

2.

Agreement and Plan of Merger between Microfield Group, Inc. and Innovative Safety Technologies, LLC dated September 16, 2002 (incorporated by reference to Exhibit 2 to the Company's Form 8-K filed on October 3, 2002)

3.

Note Payment and Membership Interest Sale Agreements dated August 1, 2004 among Christenson Group, LLC, Brian N. Christopher, JMW Group, LLC and Christenson Leasing Company, LLC (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed by the Reporting Persons on June 1, 2006)

4.

Note Payment and Membership Interest Sale Agreements dated August 1, 2004 among Christenson Group, LLC, Kevin D. Robertson, JMW Group, LLC and Christenson Leasing Company, LLC (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed by the Reporting Persons on June 1, 2006)

5.	Form of Warrant Assignment

6.	Form of Mellon Investor Services Stock Power

7.	Membership Interest Sale Agreement between Christenson Group LLC and Pamela J. Robertson dated March 1, 2006

8.	Form of Stock Power

9.	Stock Pledge Agreement, dated June 23, 2005, executed by Aequitas Capital Management, Inc. in favor of Roy Brand and Larry Huddleston

10.	Convertible Secured Promissory Note dated February 26, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2009

AEQUITAS MANAGEMENT, LLC

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	President

AEQUITAS CAPITAL MANAGEMENT, INC.

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	Chief Executive Officer

AEQUITAS COMMERCIAL FINANCE, LLC, by Aequitas Capital Management, Inc., its Manager

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	Chief Executive Officer

JMW GROUP, LLC, by Aequitas Capital Management, Inc., its Manager

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	Chief Executive Officer

CHRISTENSON GROUP LLC, by Aequitas Capital Management, Inc., its Manager

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	Chief Executive Officer

ENERGY FUND II, LLC, by Aequitas Capital Management, Inc., its Manager

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	Chief Executive Officer

CEAC, Inc.

/s/ Robert J. Jesenik
By:	Robert J. Jesenik
Its:	President